The Pantry, Inc.
P.O. Box 8019 305 Gregson Drive Cary, NC 27511 (919) 774-6700

VIA EDGAR SUBMISSION

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Pantry, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 15, 2013

File No. 333-186199

Form 10-K for the Fiscal Year Ended September 27, 2012

Filed December 11, 2012

File No. 000-25813

Dear Ms. Ransom:

Set forth below is our response to your comment letter dated March 26, 2013 regarding Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) and the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 27, 2012, each filed by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

Amendment No. 1 to Registration Statement on Form S-4

Conditions to the Exchange Offer, page 22

1.	Please revise your disclosure in the seventh bullet under this heading consistent with comment 7 in our letter dated February 21, 2013.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the seventh bullet under the heading entitled “Conditions to the Exchange Offer” in the Registration Statement to

Ms. Mara Ransom

April 9, 2013

indicate that a determination as to whether the conditions to the exchange offer have been satisfied is based upon our “reasonable” discretion. Please see page 22 of Amendment No. 2 to the Registration Statement.

2.	We note that your response to comment 6 in our letter dated February 21, 2013. We reissue the comment in part. Please specify that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the Registration Statement to indicate that if a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver/amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and we will extend the exchange offer period, if necessary, so that at least five business days remain in the offer following notice of the material change. Please see page 23 of Amendment No. 2 to the Registration Statement.

Form 10-K for the Fiscal Year Ended September 27, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 49

Note 7 – Debt, page 59

3.	We reviewed your response to comment 12 in our letter dated February 21, 2013. Please tell us your consideration of also disclosing the amount of retained earnings or net income restricted or free of restriction from the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-K.

COMPANY RESPONSE:

The Company’s credit facility and indenture governing its senior notes contain restrictions on the payment of dividends, but permit the Company to pay dividends based on compliance with incurrence tests and other criteria included in the credit facility and indenture. The amount of any permitted dividends would be limited, in part, based on the amount of the Company’s net income and the indenture permits the Company to pay dividends in amounts of up to 50% of net income since June 29, 2012, subject to certain exceptions.

Based upon the Staff’s comment, the Company will disclose in future filings, beginning with the Form 10-Q for the fiscal quarter ended March 28, 2013, additional restrictions on our

Ms. Mara Ransom

April 9, 2013

ability to pay dividends under the indenture governing our senior notes. Also, pursuant to Rule 4-08(e)(1) of Regulation S-X, we will disclose in such future filings the estimated amount free of restriction, which was available for the payment of dividends. After giving effect to the applicable restrictions on the payment of dividends under our credit facility and our indenture, subject to compliance with applicable law, there was approximately $20.0 million free of restriction, which was available for the payment of dividends as of December 27, 2012 and September 27, 2012, respectively.

The Company proposes to revise our restrictive covenant disclosure, in the debt footnote contained in our notes to consolidated financial statements, which would read substantially as follows (added sentences, including those which we proposed to add in our response dated March 15, 2013, are underlined):

Our credit facility is secured by substantially all of our assets and is required to be fully and unconditionally guaranteed by any material, direct and indirect, domestic subsidiaries (of which we currently have none). Our credit facility contains customary affirmative and negative covenants for financings of its type, including the following financial covenants: maximum total adjusted leverage ratio and minimum interest coverage ratio (as defined in our new credit agreement). Additionally, our new credit facility contains restrictive covenants regarding our ability to incur indebtedness, make capital expenditures, enter into mergers, acquisitions, and joint ventures, pay dividends or change our line of business, among other things. If we are able to satisfy a leverage ratio incurrence test and no default under our credit facility is continuing or would result therefrom, we are permitted under the credit facility to pay dividends in an aggregate amount not to exceed $35.0 million per fiscal year, plus the sum of (i) any unused amount from preceding years beginning with fiscal year 2012 and (ii) the amount of excess cash flow, if any, not required to be utilized to prepay outstanding amounts under our credit facility for the previous fiscal year. As of September 27, 2012, we were in compliance with all covenants and restrictions.

As of September 27, 2012, we had approximately $108.4 million of standby letters of credit issued under the facility. The standby letters of credit primarily relate to several self-insurance programs, vendor contracts and regulatory requirements.

In August 2012, we issued $250 million of 8.375% senior unsecured notes maturing in 2020. Interest on the notes is payable semiannually in February and August of each year until maturity. The indenture governing our senior unsecured notes contains restrictive covenants that are similar to those contained in our credit facility. If we are able to satisfy a fixed charge coverage ratio incurrence test and no default under our indenture is continuing or would result therefrom, we are permitted to pay dividends, subject to certain exceptions and qualifications, not exceeding 50% of our consolidated net income (as defined in our indenture) from June 29, 2012 to the end of our most recently ended fiscal quarter, plus proceeds received from certain equity issuances and returns or dispositions of certain investments made from August 3, 2012, less the aggregate amount of dividends or other restricted payments made under this provision

Ms. Mara Ransom

April 9, 2013

and the amount of certain other restricted payments that our indenture permits us to make. Notwithstanding the indenture provision described in the prior sentence, so long as no default under our indenture is continuing or would result therefrom, we are permitted to pay dividends in an aggregate amount not to exceed $20.0 million since August 3, 2012. As of September 27, 2012, we were in compliance with all covenants and restrictions.

After giving effect to the applicable restrictions on the payment of dividends under our credit facility and our indenture, subject to compliance with applicable law, as of September 27, 2012, there was approximately $20.0 million free of restriction, which was available for the payment of dividends. The Company does not expect to pay dividends in the foreseeable future.

As requested in your February 21, 2013 letter, with respect to the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, with respect to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara Ransom

April 9, 2013

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Jason L. Martinez at (919) 821-6675 or Carl N. Patterson at (919) 821-6647.

Very truly yours,

/s/ Dennis G. Hatchell
Dennis G. Hatchell
President and Chief Executive Officer